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                                                          Pursuant to Rule 424B3
                                                              File No. 333-42941

                             COMMUNITY BANKS, INC.
                        150 Market Square, P.O. Box 350
                        Millersburg, Pennsylvania 17061
                         (717)692-4781 (800) 331-8362


                          DIVIDEND REINVESTMENT PLAN


         This Prospectus relates to 689,191 shares (adjusted for dividends and stock splits) of the $5.00 par value Common Stock of Community Banks, Inc. ("Community") to be issued under the Community Banks, Inc. Dividend Reinvestment Plan (the "Plan") which was adopted by the Board of Directors of Community on April 20, 1987. The Plan provides shareholders of Community with a simple and convenient method of investing cash dividends and voluntary cash contributions in additional shares of the common stock of Community at a cost which may represent a savings over that available in normal market purchases.

                                 -------------

         These securities have not been approved or disapproved by the Securities and Exchange Commission ("SEC"), or any state securities commission. None of these regulatory agencies passed upon the accuracy or adequacy of this Prospectus. It is illegal for anyone to tell you otherwise.

The Common Stock is offered subject to approval of certain legal matters for Community by its counsel.

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                        The date of this Prospectus is
                                 May 15, 2000
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                      (OUTSIDE BACK COVER OF PROSPECTUS)



                               TABLE OF CONTENTS
                                                                            Page
                                                                            ----

Prospectus Summary..........................................................  1
Community Dividend Reinvestment Plan........................................  2
Use of Proceeds.............................................................  9
Indemnification.............................................................  9
Available Information.......................................................  9
Incorporation of Certain Documents by Reference............................. 10
Legal Matters............................................................... 10
Experts..................................................................... 10


         You should rely only on the information provided or incorporated by reference in this Prospectus or any supplement. We haven't authorized any person to give you any different information. We aren't offering to sell any of these securities in any state where the offer isn't allowed. You should not assume that the information in this Prospectus or any supplement is accurate as of any date other than the date on the front of this Prospectus or any supplement.
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                              PROSPECTUS SUMMARY

     In addition to the following summary, you should read the more detailed information appearing elsewhere in this Prospectus.

Community and its Subsidiaries

     Community is a bank holding company. Community was incorporated as a Pennsylvania business corporation on December 9, 1982. Community's headquarters are located in Millersburg, Pennsylvania. Community's principal assets are its investments in its wholly-owned banking subsidiaries, Community Banks, National Association ("CBNA") and Peoples State Bank ("PSB").

     CBNA is a national banking association headquartered in Millersburg, Dauphin County, Pennsylvania. PSB is a Pennsylvania state chartered banking institution headquartered in East Berlin, Adams County, Pennsylvania. CBNA and PSB both engage in full service banking including:

     .    demand, savings and time deposits;
     .    commercial, consumer and mortgage loans; and
     .    trust services.

     In addition, Community owns one hundred (100%) percent of the issued and outstanding shares of two non-banking subsidiaries, Community Banks Life Insurance Company and Community Bank Investments, Inc. Community Banks Life Insurance Company was incorporated on November 12, 1986 under the laws of the state of Arizona for the purpose of reinsuring credit, life and accident insurance risks. Community Bank Investments, Inc. is a Delaware corporation formed for the purpose of investing in and holding securities. CBNA has a non-banking subsidiary, UDNB Investments, Inc., which also engages in investing in and holding securities.

     Community's corporate office is located at 150 Market Square, P.O. Box 350, Millersburg, Pennsylvania 17061. Telephone: (717) 692-4781 and (800) 331-8362.

The Stock

     The securities being offered and registered under the Plan are shares of Community's Common Stock, par value $5.00 per share. As of the date of this Prospectus, there were 20,000,000 shares authorized, of which 7,080,985 shares were outstanding. Community's Articles of Incorporation also authorize the issuance of up to 500,000 shares of Preferred Stock. No preferred stock has been issued by Community.

Purpose of Offering; Use of Proceeds

     The principal purpose of the Plan is to provide Community shareholders with a simple and convenient way to invest cash dividends and voluntary cash contributions in additional shares of Community Common Stock. Community presently intends to invest in or to advance to CBNA and PSB, all proceeds from the sale of Community's Common Stock (net of expenses) to provide additional capital to support growth and expansion and for general corporate purposes of CBNA and PSB.

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                             COMMUNITY BANKS, INC.
                          DIVIDEND REINVESTMENT PLAN

     The following is a question and answer statement explaining the provisions of Community's Dividend Reinvestment Plan.

Purpose

l.   What is the purpose of the Plan?

          The purpose of the Plan is to provide the shareholders of Community with a simple and convenient way to invest cash dividends and voluntary cash contributions in additional shares of Community Common Stock at a cost representing a savings over that available in normal market purchases.

Advantages

2.   What are the advantages of the Plan?

          Plan Participants may have the cash dividends on their shares of Common Stock credited to their plan account automatically reinvested in additional shares of Community Common Stock at a 5% discount from the current market price, with no or reduced service charges and brokerage commissions.

          Participants can also purchase additional shares of Common Stock at a 5% discount from the current market price by making voluntary cash payments, of not less than $100 and not more than $5000, with no or reduced service charges and brokerage commissions.

          The 5% discount described above is subject to change from time to time in the sole discretion of Community's Board of Directors.

          Fractional shares, as well as whole shares, will be credited to Participants' accounts. Fractional shares earn dividends just like whole shares when held in a plan account.

          Participants may avoid cumbersome safekeeping and record keeping costs through the custodial and recording services furnished pursuant to the Plan. The shares may be held in safe keeping and regular statements of account are provided by the Plan Agent.

Administration

3.   Who administers the Plan?

          Norwest Bank Minnesota, N.A. (the "Plan Agent") administers the Plan for Participants, keeps records, sends account statements to Participants and performs other duties relating to the Plan.

          Mailing address:                      Street (courier) address:
          ---------------                       ------------------------
          Norwest Shareowner Services           Norwest Shareowner Services
          P.O. Box 64856                        161 North Concord Exchange
          St. Paul, MN 55164-0856               South St. Paul, MN 55075-0738

                       (651) 450-4064 or (800) 468-9716

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     Community can appoint a different bank or company to serve as plan agent or to perform any of the Plan Agent's duties under the Plan. Community will notify Participants before appointing new plan agent to perform all or some of the Plan Agent's duties under the Plan.

Participation

4.   Who is eligible to participate in the Plan?

          All shareholders of record of Common Stock may participate in the Plan. A beneficial owner of Stock whose shares are registered in a name other than his own must become a shareholder of record by having all or a part of his shares transferred into his own name in order to participate in the Plan.

          Community may refuse to allow certain shareholders to participate if those shareholders live in states which have additional securities registration or other burdensome requirements with respect to the Plan.

5.   How does an eligible shareholder enroll in the Plan?

          Any eligible shareholder may enroll in the Plan by completing and signing the Authorization Card accompanying this Prospectus and returning it to the Plan Agent. Upon written or oral request, the Plan Agent will provide additional Authorization Cards.

6.   When may an eligible shareholder enroll in the Plan?

          An eligible shareholder may enroll in the Plan at any time. If the shareholder's Authorization Card is received by the Plan Agent on or before the Record Date established for a particular dividend, reinvestment will begin with that dividend. If an Authorization Card is received by the Plan Agent after the Record Date established for a particular dividend, the reinvestment of dividends will begin on the next Investment Date.

7.   May a shareholder enroll as to less than all of his or her shares?

          Yes, a shareholder may enroll in the Plan as to all or less than all of his or her shares of Common Stock.

Voluntary Cash Contributions

8.   How may voluntary cash contributions to the Plan be made?

          Each Participant may make optional cash contributions to the Plan of not less than $100 and not more than $5,000 per quarter. A Participant does not need to invest the same amount every quarter. Participants are under no obligation to make any voluntary cash contributions. Participants may make a voluntary cash payment by sending a check or money order, payable to the Plan Agent, with a completed Authorization Card when enrolling, or thereafter, with the payment form attached to each statement of account. Do not send cash.

          For investment of a voluntary cash payment to occur on a particular Investment Date, the Plan Agent must receive the payment on or before one
     (1) week prior to that

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     Investment Date. Interest will not be paid on voluntary cash contributions.
     For this reason, Participants should mail payments so that they are received by the Plan Agent prior to, but as close as possible to, one (1) week prior to the Investment Date.

          An automatic cash investment service is also available for Participants. The service is a convenient no-cost method through which Participants may make voluntary cash contributions to the Plan. Participants can have money automatically withdrawn from a checking or savings account each quarter and invested in the Participant's account. Participants interested in having their cash contributions automatically withdrawn from a checking or savings account, or receiving additional information on this service should contact the Plan Agent.

9.   How will voluntary cash contributions be used?

          The Plan Agent will apply each voluntary cash payment to the purchase of Stock for the account of that Participant on the next Investment Date.

l0.  May voluntary cash contributions be returned to a Participant?

          Yes. Voluntary cash contributions will be returned to a Participant upon written request to the Plan Agent, provided that the request is received no later than two (2) business days prior to the next scheduled Investment Date.

11. May a Participant elect to make only cash contributions without participating in the dividend reinvestment portion of the Plan?

          No. Participants must also participate in the dividend reinvestment portion of the Plan.

Purchases

12.  What is the source of the Stock purchased under the Plan?

          The Plan Agent will purchase Stock directly from Community (either authorized but unissued shares or shares held in the treasury), on the open market, or by a combination of direct and open market purchases.

l3.  How will the price of shares purchased under the Plan be determined?

          The purchase price for shares of Common Stock purchased through the Plan in the open market shall be at a discount of 5% from the average price paid by the Plan Agent for all shares purchased for the Plan in the open market on the relevant Investment Date (plus applicable brokerage commissions).

          The shares of Common Stock purchased through the Plan directly from Community, whether issued by Community out of legally authorized but unissued shares of Common Stock or out of treasury shares, will be purchased at a discount of 5% from the fair market value of the Common Stock. The fair market value will be deemed to be the closing price of the Common Stock on the American Stock Exchange ("AMEX") on the trading day immediately preceding the Investment Date or the closest preceding date if no sales have been made on that date.

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          The 5% percent discount will be treated as dividend income for tax purposes and will be included on a Participant's year end 1099 DIV.

          The 5% discount as discussed above is subject to change from time to time as determined by and in the sole discretion of Community's board of directors.

l4.  What is the Investment Date?

          "Investment Date" means the last business day of each calendar quarter.

15.  What is the Record Date?

          "Record Date" means the date on which a person must be registered as a shareholder on the stock books of Community in order to receive a dividend. Record Dates of Community are normally fourteen (14) days prior to the Investment Date.

l6. How many shares will be purchased by the Plan Agent for the Participants in the Plan?

          The number of shares to be purchased for a Participant by the Plan Agent will depend on the amount of the Participant's dividend and voluntary cash payment, if any, and the price of the shares. Each Participant's account will be credited with the number of whole and fractional shares equal to the amount to be invested divided by the applicable purchase price. Fractional shares shall be calculated to three (3) decimal places.

17.  When will shares be purchased?

          Shares acquired from Community will be purchased as of the close of business on the applicable Investment Date. Shares of common stock acquired on the open market may be purchased at any time but in no event later than 30 days after the Investment Date. Dividend and voting rights will commence upon settlement of the purchase. For the purposes of making purchases, the Plan Agent will commingle each Participant's funds with those of all other Participants.

Dividends

18.  How will dividends be paid on shares held by the Plan Agent?

          As record holder of the shares held in Participants' accounts under the Plan, the Plan Agent will:

          .    receive dividends on all shares held on each dividend Record
               Date;
          .    will credit those dividends to Participants' accounts based on the whole or fractional shares held in each account; and
          .    automatically reinvest these dividends in Community's Common
               Stock.

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Costs

19.  What are the costs to a Participant in the Plan?

          Participants will not pay brokerage fees in connection with the purchase of Common Stock directly from Community. Participants will pay:

          . brokerage commissions for all shares purchased or sold in the open market; and
          . a nominal service charge (which will be deducted from the Participant's account) at the time of withdrawal from the Plan.

          Community will pay all other costs of administering the Plan.

Reports to Participants

20.  What kind of reports will the Plan Agent send to Participants in the Plan?

          As soon as practicable after each investment on behalf of a Participant, the Plan Agent will mail to the Participant a statement showing:

          .    the amount of the dividend and the voluntary cash contribution, if any, invested;
          .    the taxes withheld, if any;
          .    the net amount invested;
          .    the number of shares purchased;
          .    the average cost per share, including any brokerage commissions paid, and
          .    the total shares accumulated under the Plan, computed
               to three (3) decimal places.

          Each Participant will receive annually an Internal Revenue Service Form 1099 reporting dividend income received.

Certificates for Shares

21.  Will certificates be issued for shares purchased?

          All shares purchased under the Plan will be registered in the name of the Plan Agent or its nominee, as agent for the Participants. The Plan Agent will not issue certificates for shares unless a Participant requests a certificate in writing. The Plan Agent will issue certificates to a Participant for any number of whole shares credited to the Participant's account upon receiving the Participant's written request. The Plan Agent will continue to reinvest dividends paid on shares represented by certificates issued to Participants. Any remaining whole or fractional shares will continue to be held by the Plan Agent as the agent for the Participant. Certificates for fractional shares will not be issued under any circumstances.

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Voting Rights

22.  How will shares held by the Plan Agent be voted?

          For each meeting of shareholders, the Plan Agent will send a proxy and proxy statement to each Participant and will vote the Participant's shares in accordance with the instructions received from the Participant. The shares of a Participant who does not return a proxy will not be voted.

Stock Dividends; Stock Splits; Rights Offerings

23.  What happens if Community declares a stock dividend or a stock split?

          Any shares distributable to a Participant pursuant to a stock dividend or stock split declared by Community on shares credited to the account of a Participant under the Plan:

          .    will be added to the Participant's account; and
          .    will not be mailed or delivered directly to the Participant.

          If a Participant sends notice of termination or a request to sell to the Plan Agent between the record date and the payable date for stock distribution, the request will not be processed until the stock distribution is credited to the Participant's account.

          The Participant may request in writing that the Plan Agent issue certificates for the stock dividend or split shares once they are added to the Participant's account.

24.  What happens if Community makes a rights offering?

          In the event of a rights offering by Community the Plan Agent will:

          .    sell rights received on shares held of record by the Plan Agent;
          .    invest the sale proceeds in additional shares of Stock; and
          .    retain and credit proportionately to the accounts of the
               Participants the shares of Stock.

          Participants who wish to exercise rights individually must request the Plan Agent to forward a share certificate to the Participant (See Question 20 above). The request must be made prior to the record date for exercising the rights. Rights on shares of Stock registered in the name of a Participant will be mailed directly to the Participant.

Withdrawal from Plan

25.  How and when may a Participant withdraw from the Plan?

          Participants may terminate participation in the Plan at any time by giving written notice to the Plan Agent. If a Participant sends notice of termination to the Plan Agent between the record date and the dividend payment date, the request will not be processed until the cash dividend is credited to the Participant's account. Otherwise, within a reasonable time after the date on which notice is received by the Plan Agent (the "Termination Date"), the Plan Agent will process the termination request and deliver to the Participant:

          .    a certificate for all whole shares held under the Plan;
          .    a check representing any voluntary cash contributions; and

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          .    a check in an amount equal to the fractional shares credited to the Participant's account multiplied by the fair market value per share of the Stock on the Termination Date.

Amendment and Termination of Plan

26.  May the Plan be amended or terminated?

          Yes. Community may amend, supplement, suspend, modify or terminate the Plan at any time without the approval of the Participants. Community will notify Participants at least thirty (30) days' before any suspension or material amendment.

Inquiries Concerning the Plan

27.  Who should be contacted with questions concerning the Plan?

          All inquiries concerning the Plan should be directed to:

               Norwest Shareowner Services             Community Banks, Inc.
               P.O. Box 64854          or              P. O. Box 350
               St. Paul, MN 55164-0854                 Millersburg, PA 17061
               (800) 468-9716                          (800) 331-8362

Interpretation of the Plan

28.  Who will interpret the provisions of the Plan?

          Any questions of interpretation arising under the Plan will be determined by Community's Board of Directors pursuant to applicable federal and state law and the rules and regulations of all regulatory authorities. The Board of Directors' determination will be final and binding on all Participants.

Responsibility of Community and the Plan Agent

29. What are the responsibilities of Community and the Plan Agent, if any, with respect to the Plan?

          Neither Community nor the Plan Agent will be liable for any act done in good faith or for any good faith omission to act, including, without limitation any claim or liability arising out of:

          .    failure to terminate a Participant's account upon the
               Participant's death;
          .    the purchase price for shares;   the times when purchases or
               sales are made; or
          .    fluctuations in the market value of the Stock.

          Participants must realize that neither Community nor the Plan Agent can provide any assurance of a profit or protection against loss on any shares purchased under the Plan.

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Miscellaneous

30.  Where will written notices to Participants be sent?

          Community or the Plan Agent will send written notices to a Participant at the Participant's last address of record with Community or the Plan Agent. Participants should give the Plan Agent prompt written notice of a change of address.

31.  What law will govern the Plan?

          The Plan will be governed by the laws of the Commonwealth of Pennsylvania.

                                USE OF PROCEEDS

     Community is unable to predict the number of shares of stock that will be purchased from Community under the Plan or the prices at which the shares will be purchased.

     Community presently intends to invest in and/or advance to CBNA and PSB the net proceeds of sales pursuant to the Plan to:

          .    provide additional capital to support expected growth bank operations;
          .    expand services and branches;
          .    upgrade facilities and equipment; and
          .    apply to other general corporate purposes.

                                INDEMNIFICATION

     The Articles of Incorporation provide that Community shall, to the fullest extent permitted by applicable law, indemnify persons for liability which may arise in their performance of duties to Community. Community's Bylaws specifically permit indemnification of directors, officers and employees of Community, both with respect to actions brought by third parties and with respect to derivative actions brought on behalf of Community itself. To the extent Community may be permitted to indemnify directors, officers or persons controlling Community pursuant to the Bylaws' provisions, Community has been informed that in the opinion of the Securities and Exchange Commission, this kind of indemnification is against public policy as expressed in the Securities Act of 1933 and is unenforceable.

                             AVAILABLE INFORMATION

     Community is subject to the information requirements of the Securities Exchange Act of 1934. Community files reports, proxy statements and other information with the SEC. These materials will be available for inspection, without charge, at the SEC's principal office at 450 Fifth Street, NW., Washington, DC 20549, and at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies may also be obtained from the SEC's Public Reference Section at Judiciary Plaza, 450 Fifth Street, NW., Washington, DC 20549, at prescribed rates. Some information about Community will also be available on the SEC's website at www.sec.gov.

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     Community has filed its S-3 Registration Statement with the SEC. This
Prospectus does not contain all of the information set forth in the registration statement. You will find additional information about Community in the registration statement. The registration statement, including its exhibits and schedules, is available for inspection, without charge, at the SEC's principal office at 450 Fifth Street, NW., Washington, DC 20549. Copies may also be obtained from that office at prescribed rates. The registration statement, including its exhibits and schedules, is also available on the SEC's website at www.sec.gov.

     This Prospectus incorporates by reference documents relating to Community which are not presented in this Prospectus. These documents are available without charge, upon written or oral request directed to:

                              Terry Burrows, CFO
                             Community Banks, Inc.
                                 P.O. Box 350
                             Millersburg, PA 17061
                                (717) 692-4781

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following items, which were filed by Community with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, are incorporated in this Prospectus by reference:

     (a) Community's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

     (b) All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act since December 31, 1999.

     (c) All documents subsequently filed by Community pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering.

                                 LEGAL MATTERS

     The legality of the shares of Common Stock offered and registered under the Plan will be passed upon for Community by Mette, Evans & Woodside.

                                    EXPERTS

     The consolidated balance sheet as of December 31, 1999 and 1998 and the consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of PricewaterhouseCoopers, LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

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